SUB-ITEM 77G

                   DEFAULTS AND ARREARS ON SENIOR SECURITIES



On 5/15/00 Glenoit defaulted and remains in default thru 12/31/00 on a 11% senior security with a 04/15/07 maturity purchased by AIM V.I. Diversified Income Fund (the "Portfolio"). The nature of the default was the filing of the pre-packaged bankruptcy plan of Glenoit. There were 340 bonds held by the Portfolio with a $1,000 face value of $340,000.